Fiduciary Management, Inc.
is proud to sponsor the

UFCW Local 1099
4th Annual
Leukemia Golf Outing

Keep it in the Fairway...



FIDUCIARY
MANAGEMENT, INC.
Investment Counsel

Disciplined Equity Investing for 28 Years

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